aflease

The Afrikander Lease Limited





Block A, Empire Park
55 Empire Road, Parktown
Tel: +27 11 482 3605
Fax: +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

28 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-34632

Dear Sir/Madam,

Re: Submission of Public Information

We hereby submit on behalf of The Afrikander Lease Limited all information made public from 1 October 2004 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

Christine Bannerman
Company Secretary
The Afrikander Lease Limited

17 Jan 2005 15:51

AFL
THE AFRIKANDER LEASE LIMITED - RESULTS OF GENERAL MEETING
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE 000000253
("Aflease" or "the Company")
Results of general meeting
Shareholders of Aflease are advised that, at the General Meeting held today, Monday, 17 January 2005, the special resolution to effect the change of name of The Afrikander Lease Limited to Aflease Gold and Uranium Resources Limited, was passed unanimously by Aflease shareholders present at the General Meeting. The special resolution will be lodged with the Companies and Intellectual Property Registration Office for registration. Shareholders are advised that with regards to the trading systems of the JSE Securities Exchange, South Africa, the following salient dates with regards to the change of name apply:
2005
Last day to trade under old name "The Friday, 28
Afrikander Lease Limited" January
Change of name effective from close of Friday, 28
business on January
Trade under the new name "Aflease Gold and Monday, 31
Uranium Resources Limited" from January
commencement of trading on
Record date for the change of name Friday, 4
February
New share certificates reflecting the Monday, 7
change of name posted by registered post to February
Aflease certificated shareholders who have
surrendered their documents of title on or
before the close of business on the record
date (see note 2)
Dematerialised Aflease ordinary Monday, 7
shareholders" safe custody accounts updated February
with new name by their CSDP or broker
Notes:
1. Share certificates in the name of The Afrikander Lease Limited may not be dematerialised or rematerialised after Friday, 28 January 2005.
2. Certificated Aflease shareholders who surrender their existing documents of title after the record date, will have their new share certificates mailed within five business days of receipt thereof by the transfer secretaries, by registered post in South Africa, at the risk of the shareholder concerned.
3. Forms of surrender were posted to certificated shareholders with the circular to shareholders dated 15 December 2004. certificated shareholders are reminded to surrender their Aflease share certificates.
Johannesburg
17 January 2005
Investment bank and sponsor
Nedbank Capital
Attorneys
Werksmans
Date: 17/01/2005 03:53:24 PM Produced by the JSE SENS Department

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AFL
THE AFRIKANDER LEASE LIMITED - MAJOR CHANGES TO AFLEASE SHAREHOLDING
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253
Major changes to Aflease shareholding
Aflease is pleased to announce that additional purchases by offshore funds have increased the Aflease offshore shareholder base to 65%. Recent acquisitions have been completed by inter alia Sprott Asset Management and Eastbourne Capital. Sprott Asset Management has tripled their shareholding in the company and now holds in excess of 10% of Aflease shareholding.
The company is pleased that investors are now acknowledging the potential of the company"s uranium and gold assets. A number of recent media articles and financial news journals continue to highlight the strong supply and demand fundamentals which continue to underpin the long term price of uranium.
The company"s shareholder profile is now as follows:
Offshore funds and investors - 38%
Trinity - 12%
ADR program - 10%
Jipangu Inc - 6%
Randgold - 4%
SA Institutions - 4%
Kabusha - 3%
Management - 1%
Others - 22%
12 January 2005
Sponsor: Nedbank Capital
Date: 12/01/2005 12:00:02 PM Produced by the JSE SENS Department

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AFL
Aflease - ADR program real-time pricing - level II Montage
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN Number: ZAE000000253 Share Code: AFL
("Aflease")
ADR program real-time pricing - level II Montage
Aflease has American Depositary Receipts ("ADR") listed on NASDAQ. Each ADR represents 1 ordinary share of the Company and is listed on the American Depositary Register Level 1.
One of the problems experienced with the ADR program is the lack of real-time trade information and the ability of market participants to see the market depth and the details of the market makers dealing in our ADR program.
Pink Sheets provides a service that increase the transparency of information available in the OTC markets so as to make trading more efficient through the Internet by increasing the quality, timeliness and value of its information and services. Pink Sheets is also a source of competitive market maker quotations, historical prices and corporate information about OTC issues and issuers.
Aflease has therefore created a link to the above information on its website (www.aflease.com), whereby our investors and stakeholders can be kept up-to-date with real-time quotes of the ADR"s as well as indicating the level II bid and ask quotes from each individual market maker. This information is also available on the Pink Sheets website at "www.pinksheets.com".
How to access the information
On the opening page to our website, there is a tab under the index entitled "ADR Program". Once this is opened, you will see a table indicating the market maker names along with their contact details. This information can be utilized by investors, market makers or arbitrageurs if you have any queries with regards to a specific market maker or should the investor wish to direct his broker to a specific bid or offer.
This further link on our ADR webpage opens a window linking the investor directly to the Pink Sheets website showing the activity on the Aflease ADR"s. Indicated is the market maker with the bid price and number of shares, as well as the market maker with the asking price and number of shares. This information is updated on a real-time basis, evidenced by the screen refreshing on a continual basis. Other information available on this screen includes historical trade data over various lengths of time.
The trade data with regard to our ADR"s is reflected below this table. This trade data includes various ratio"s, percentages and statistical information that can be utilized by existing and potential investors. This trade information is delayed by 15 minutes as opposed to the bids and offers which are real-time.
Conclusion
Aflease has taken note of shareholder requests for transparent pricing in its OTC Nasdaq listing. This update to our website and making use of the Pink Sheets services have enabled us to offer transparent pricing on a real-time basis to all our stakeholders.
The company continues to evaluate which markets are best for a secondary listing in the North American markets.
Johannesburg
15 November 2004
Sponsor
Nedbank Capital
Date: 15/12/2004 09:46:09 AM Produced by the JSE SENS Department

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AFL
Aflease - Salient dates in respect of the change of name
Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE000000253
("Aflease" or "the Company")
Salient dates in respect of the change of name
Shareholders of Aflease are referred to the announcement dated 8 December 2004
regarding the proposed name change of The Afrikander Lease Limited to Aflease
Gold and Uranium Resources Limited, under the abbreviated name "Aflease", JSE
share code "AFL" and the ISIN code :ZAE000061461.
The salient dates for the implementation of the change of name are as follows:
2004 / 2005
Circular and notice of general meeting posted to Wednesday, 15 December
Aflease shareholders
Last day to lodge forms of proxy for the general Thursday, 13 January
meeting by 10:00 on
General meeting of shareholders to be held at 10:00 Monday, 17 January
and results of general meeting published on SENS on
Results of general meeting published in press on Tuesday, 18 January
Last day to trade under old name "The Afrikander Friday, 28 January
Lease Limited"
Change of name effective from close of business on Friday, 28 January
Trade under the new name "Aflease Gold and Uranium Monday, 31 January
Resources Limited" from commencement of trading on
Record date for the change of name Friday, 4 February
New share certificates reflecting the change of Monday, 7 February
name posted by registered post to Aflease
certificated shareholders who have surrendered
their documents of title on or before the close of
business on the record date (see note 2)
Dematerialised Aflease ordinary shareholders" safe Monday, 7 February
custody accounts updated with new name by their
CSDP or broker
Notes:
These dates and times are subject to amendment. Any such amendments to the dates
and times will be announced on the Securities Exchange News Service and
published in the South African Press.
Share certificates in the name of The Afrikander Lease Limited may not be
dematerialised or rematerialised after Friday, 28 January 2005.
Certificated Aflease shareholders who surrender their existing documents of
title after the record date, will have their new share certificates mailed
within five business days of receipt thereof by the transfer secretaries, by
registered post in South Africa, at the risk of the shareholder concerned.
Johannesburg
14 December 2004
Investment bank and sponsor
Nedbank Capital
Attorneys
Werksmans
Date: 14/12/2004 04:46:38 PM Produced by the JSE SENS Department

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AFL
Aflease - Company Press Release
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
ISIN Number: ZAE000000253
Share Code: AFL

Eastbourne Capital Management, L.L.C. purchase the entire Randgold and Exploration loan to Aflease

Aflease is pleased to announce that Eastbourne Capital Management, L.L.C. ("Eastbourne"), have acquired 100% of the R50 million Randgold and Exploration Limited ("RG&E") loan and convertible note issued by Aflease to RG&E. The convertible loan was part of the R175 million share swap and loan capital raising previously approved by shareholders on the 23rd of September 2004. Eastbourne has also purchased 10 million Aflease shares from Randgold as part of the current transaction. Aflease is pleased to welcome Eastbourne as an Aflease shareholder. Eastbourne has approximately U.S.$2 billion under management and the current management team has been in place since 1995.

Aflease has signed a memorandum of understanding with Eastbourne in terms of which a revised loan agreement will be put forward to shareholders for their acceptance. The revised loan agreement will contain characteristics that are beneficial to all shareholders. More details to be announced in due course.

Shareholder profile

As a result of the Eastbourne transaction and various other private placements Aflease"s shareholder profile has changed substantially. More specifically there is a significant increase in offshore shareholders. Aflease now has in excess of 40% of its shareholder base offshore. This change underpins the international markets" interest in Aflease"s world class assets and the support the company receives as a junior mining company.

Following on the Eastbourne transaction the Aflease shareholder register is now made up as follows;

Randgold and Exploration	27%
Offshore investment funds	19%
Trinity and its clients	12%
ADR program	9%
Jipangu	6%
Kabusha	5%
SA institutions	4%
Management	1%
Other shareholders	17%

Date: 13/12/2004 08:04:39 AM Produced by the JSE SENS Department

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AFL
Aflease - Proposed change of Company name
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE000000253
("Aflease" or "the Company")
Proposed change of Company name
INTRODUCTION
Shareholders are advised that the Board proposes the name Afrikander Lease Limited be changed to more closely reflect the strategy and future direction of the Company.
The Company"s strategy is to realise value for stakeholders by developing, mining and producing both its gold and uranium assets.
The Company possesses world-class uranium resources and plans to commence the production of uranium in early 2007. The Company also owns significant gold resources, such as Modder East and Bonanza South, which are currently being developed. The Bonanza South Project will produce gold by June 2005.
It is proposed that the name of the Company be changed from THE AFRIKANDER LEASE LIMITED TO AFLEASE GOLD AND URANIUM RESOURCES LIMITED, with effect from the close of business on Friday, 28 January 2005. The short name will remain Aflease and the JSE share code will also remain AFL.
CIRCULAR TO SHAREHOLDERS
Aflease ordinary shareholders are hereby notified that the circular will be dispatched with regard to the above detailing the rationale and conditions precedent if any on or about 15th of December 2004.
Johannesburg
8 December 2004
Investment bank and sponsor
Nedbank Capital
Date: 08/12/2004 12:43:03 PM Produced by the JSE SENS Department

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The Afrikander Lease Limited - General Issue Of Shares For Cash

06 Dec 2004 09:47

AFL
The Afrikander Lease Limited - General Issue Of Shares For Cash
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)

GENERAL ISSUE OF SHARES FOR CASH

1. Introduction

Shareholders are advised that Aflease has concluded a number of issues of shares for cash transactions, which were concluded in terms of the general authority to issue shares for cash, granted by shareholders at the annual general meeting held on 28 June 2004. In addition to the placing of 12,974,884 shares announced on 27 October 2004, the company has placed a further 14,745,157 shares. A total of 27 720 041 new Aflease ordinary shares of 2 cents per share ("new Aflease shares") have been issued at an average price of R1.74 per share, which equates to a 0.56% discount to the weighted average traded price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") for the 30 business days prior to the date on which the agreements were reached. The cash issue constitutes 12.91% of the issued share capital of Aflease prior to such issue, as calculated from 28 June 2004, the date the general authority was passed.
The new Aflease shares will rank pari passu with the existing issued shares of Aflease. Application has been made to the JSE for the listing of the new Aflease shares with effect from 10 December 2004.

2. Rationale

As a result of the Aflease Board approving a change in scope of the Uranium feasibility study, the costs thereof increased from R15 million to R21 million.
The change in scope is necessary to ensure that production can commence from the end of 2006. The final green light for the project will still be subject to a successful outcome of the phase 1 feasibility study.
The board further approved the recommencing of exploration at Modder East, the Bonanza Basin and at the Afrikander gold deposits at which operations were suspended in December 2003.
To fund the increased cash flows the company has entered into a number of private share placements.

3. Private Share Placement

Aflease is pleased to announce that it has placed shares with Sprott Asset Management of Canada. Sprott Asset Management has acquired 3.8% of Aflease through an investment of R21.9m (US$ 3.7m).
Earlier private share placements have also taken place in Europe and the USA.
Aflease is pleased to welcome Sprott Asset Management (Canada), RAB Capital (United Kingdom), Midas Natural Resources (United Kingdom) and Firebird Global Fund (USA) to our growing international shareholder base.

4. Pro forma financial effects for the quarter ended 30 June 2004

Per Aflease share	Actual before the cash issue(1)	Pro-forma after the cash issue (2)	Percentage change
Loss	(7.06)	(5.86)	17.01%
Headline loss	(7.06)	(5.86)	17.01%
NAV	51.13	65.54	28.18%
Tangible NAV	51.13	65.54	28.18%

Notes
1. The "Actual before the cash issue" column is based on the unaudited financial results of Aflease for the six months ended 30 June 2004 as published in the press.
2. The "Pro Forma after the cash issue" column is based on the assumption that R48,173 million in cash in respect of the cash issue was received on 1 January 2004 and earned interest at an after tax rate of 3.88% for the six months to 30 June 2004.
3. The pro forma financial information is the responsibility of the directors of Aflease.

Johannesburg
6 December 2004

AFL
Aflease - Aflease announces further steps on uranium strategy
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
29 November 2004
AFLEASE ANNOUNCES FURTHER STEPS ON URANIUM STRATEGY
In line with Aflease"s strategy to realise value in its world-class uranium
resource, the group announced today that it has signed an MOU with Nufcor
International Limited (NIL), a world leader in the marketing and distribution of
nuclear fuel components.
This follows the Aflease Board"s announcement on the 15th of November 2004 that
it had approved R21 million to complete a feasibility study on the first phase
of a project to mine the group"s uranium resource. This phase is expected to be
completed in June 2005.
In terms of the MOU, NIL, which is a United Kingdom -based company equally owned
by AngloGold Ashanti Limited and Rand Merchant Bank, a division of First Rand
Bank Limited, will now be the exclusive global marketer and distributor of
Aflease"s U308 uranium oxide concentrates.
Aflease has also secured the services of Turgis-Ukhozi Consulting Engineers, an
international mine design company, to design and plan the mining of the
resource. Aflease has also appointed Bateman Africa to design and manage the
process engineering aspects of the project.
Commenting on the developments, Neal Froneman CEO of Aflease said:
"We have made good progress in our strategy of creating a focused uranium
company. Bedding down quality partners to assess and design the mining of our
uranium resource as well as to facilitate marketing and distribution, is an
important step forward in maximising the value of our uranium resource."
The new mine is expected to be commissioned by the end of 2006 and will be
designed to achieve an annual output of 4 million lbs over a 30 year life.
Annual gold production will be approximately 90 000 oz"s and will be an
important by-product ensuring the mines competitiveness in the international
arena.
-ends-
Issued by Brunswick
Rob Pinker 083 326 7794/(011) 268 5750
Di Munro 083 326 5959/(011) 268 5750
Gareth Sharp 083 2873180/(011) 268 5750
On behalf of Aflease
Neal Froneman 083 628 0226/(011) 482 3605
Date: 29/11/2004 09:29:03 AM Produced by the JSE SENS Department

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THE AFRIKANDER LEASE LIMITED - AFLEASE RESTRUCTURES ITS BALANCE SHEET
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253
Aflease restructures its balance sheet
Afrikander Lease is pleased to announce that, at the end of October 2004, it had reduced its debt facility with Nedcor Bank ("Nedcor") by R35 million. The funds utilised to pay Nedcor were raised through the sale of 2.4 million Randgold & Exploration ("Randgold") shares held by Aflease.
Aflease has now met the balloon payment required in terms of the Nedcor agreement. The remaining Randgold shares will be liquidated over a six to nine month period in smaller blocks to fund ongoing development of Bonanza, cover corporate costs and manage liquidity requirements. The company still has 7 million Randgold shares with which to manage its liquidity requirements.
The restructuring brings an end to the liquidity constraints under which the company has been operating for some time now. Cash flows will be further enhanced with the commissioning of the Bonanza South project during the second quarter of 2005. The Bonanza South project remains on schedule and within budget."
Johannesburg
5 November 2004
Sponsor
Nedbank Capital
Date: 05/11/2004 02:55:42 PM Produced by the JSE SENS Department

82-34632

The Afrikander Lease Limited - General Issue Of Shares For Cash

Release Date: 27/10/2004 13:21:01 Code(s): AFL

The Afrikander Lease Limited - General issue of shares for cash
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
GENERAL ISSUE OF SHARES FOR CASH
Introduction
Shareholders are advised that Aflease has concluded a number of issues of shares for cash, which was made in terms of the general authority to issue shares for cash granted by shareholders at the annual general meeting held on 28 June 2004. In total 12 974 884 new Aflease ordinary shares of 2 cents per share ("new Aflease shares") were issued at an average issue price of R1.73 per share, which equates to a 3.3% premium to the weighted average traded price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") for the 30 business days prior to the date on which the agreements were reached. The cash issue constitutes 6.04% of the issued share capital of Aflease prior to such issue. The new Aflease shares will rank pari passu with the existing issued shares of Aflease. Application has been made to the JSE for the listing of the new Aflease shares with effect from 22 October 2004.
Rationale
The uranium market continues to improve and Aflease has identified the need to expedite it"s uranium project planning. As such, a mine plan will be developed for phase 1 (the Soft Start Option) in order to commence uranium production at the earliest opportunity.
The funds raised will be utilised to proceed with the development of such a plan.
Pro forma financial effects for the quarter ended 30 June 2004

Per Aflease share	Actual before the cash issue(1)	Pro-forma after the cash issue (2)	Percentage change
Loss	(7.06)	(6.46)	8.46%
Headline loss	(7.06)	(6.46)	8.46%
NAV	51.13	58.25	13.91%
Tangible NAV	51.13	58.25	13.91%

Notes
The "Actual before the cash issue" column is based on the unaudited financial results of Aflease for the six months ended 30 June 2004 as published in the press.
The "Pro Forma after the cash issue" column is based on the assumption that R22,398 million in cash in respect of the cash issue was received on 1 January 2004 and earned interest at an after tax rate of 3.88% for the six months to 30 June 2004.
The pro forma financial information is the responsibility of the directors of Aflease.
Johannesburg
27 October 2004
Investment bank and sponsor
Nedbank Corporate
Date: 27/10/2004 01:21:04 PM Produced by the JSE SENS Department

FTSE/JSE Africa Index Series Index Change Advice
Afrikander Lease and Randgold and Exploration Company (South Africa):
Shares in Issue Updates
FTSE/JSE Africa Index Series
21 October 2004
Following the share swap between Afrikander Lease and Randgold and Exploration Company and notification from the Stock Exchange, FTSE and the JSE announces the following changes:
INDEX CHANGE EFFECTIVE
FROMSTART OF TRADING
FTSE/JSE Africa Small Cap (J202) Afrikander Lease (South Africa, ZAE000000253, 6009807) will remain in the index with an increased shares in issue figure of 313,376,629 and an unchanged investability weighting of 50%.
Randgold and Exploration Company (South Africa, ZAE000008819, 6734499) will remain in the index with an increased shares in issue figure of 72,653,785 and an unchanged investability weighting of 75%. 28 October 2004
FTSE/JSE Africa All Share (J203) Afrikander Lease will be treated as above.
Randgold and Exploration Company will be treated as above. 28 October 2004
FTSE/JSE Africa Resource 20 (J210) Randgold and Exploration Company will be treated as above. 28 October 2004
FTSE/JSE Africa Capped All Share (J303) Afrikander Lease will be treated as above.
Randgold and Exploration Company will be treated as above. 28 October 2004
FTSE/JSE Africa Shareholder Weighted All Share (J403) Afrikander Lease will be treated as above.
Randgold and Exploration Company will be treated as above. 28 October 2004
FTSE/JSE Africa Style (J330 and J331) Afrikander Lease will be treated as above.
Randgold and Exploration Company will be treated as above. 28 October 2004
For index related enquiries or further information about FTSE / JSE please contact:
Client Services in UK: Tel: +44 (0) 20 7448 1810
Client Services in US: Tel: +1 888 747 FTSE (3873) or +1 212 641 6166
Client Services in Asia Pacific: Tel: +852 2230 5800 or +65 6223 3738 or +81 3 3581 2796
JSE Securities Exchange South Africa: Tel: (27 11) 520 7702 or +520 7777
Or, email your enquiries to info@ftse.com, indices@jse.co.za or visit our website at www.ftse.com or www.ftsejse.co.za

Date: 21/10/2004 05:28:10 PM Produced by the JSE SENS Department

Release Date: 01/10/2004 10:55:10 Code(s): AFL

THE AFRIKANDER LEASE LIMITED - RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY AND CHANGE OF REGISTERED ADDRESS
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number: ZAE000000253 Share Code : AFL)
RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY AND CHANGE OF REGISTERED ADDRESS
In accordance with section 3.59 of the listings requirements of the JSE Securities Exchange SA, shareholders are advised that, JD Hill & Company has resigned as company secretary of Aflease with effect from 30 September 2004, and Mr. Elandre Bester has been appointed with effect from 1 October 2004.
Shareholders are also advised that upon resignation of JD Hill & Company and the appointment of Mr. Elandre Bester, the registered and business address of Aflease will henceforth be Block A, 55 Empire Road, Empire Office Park, Parktown, Johannesburg.
Johannesburg
1 October 2004
Investment bank and sponsor
Nedbank Capital
Date: 01/10/2004 10:55:13 AM Produced by the JSE SENS Department